UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of Report (Date of earliest event reported) November 10, 2025 _________________________________ Sonida Senior Living, Inc. (Exact name of registrant as specified in its charter) _________________________________ Delaware (State or other jurisdiction of incorporation) 1-13445 75-2678809 (Commission File Number) (IRS Employer Identification No.) 14755 Preston Road Suite 810 Dallas, Texas 75254 (Address of principal executive offices) (Zip Code) (972) 770-5600 (Registrant’s telephone number, including area code) (Former name or former address, if changed since last report) _________________________________ Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below): ☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Securities registered pursuant to Section 12(b) of the Act:

Item 2.02 Results of Operations and Financial Condition. On November 10, 2025, Sonida Senior Living, Inc. (the “Company”) announced its financial results for the third quarter ended September 30, 2025 by issuing a press release. The full text of the press release issued in connection with the announcement is attached hereto as Exhibit 99.1. The information being furnished under Item 2.02 and Exhibit 99.1 shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such a filing. The press release contains, and may implicate, forward-looking statements regarding the Company and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated. Item 8.01 Other Events Attached hereto as Exhibit 99.2 is the investor presentation used in connection with the Company’s webcast and is incorporated herein in its entirety by reference. Item 9.01 Financial Statements and Exhibits. (d) Exhibits. *99.1 Press Release dated November 10, 2025 *99.2 Sonida Senior Living, Inc. Investor Presentation 104 Cover Page Interactive Date File-formatted as Inline XBRL. * These exhibits to this Current Report on Form 8-K are not being filed but are being furnished pursuant to Item 9.01.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Date: November 10, 2025 Sonida Senior Living, Inc. By: /s/ KEVIN J. DETZ Name: Kevin J. Detz Title: Executive Vice President and Chief Financial Officer

Sonida Senior Living Announces Third Quarter 2025 Results DALLAS, Texas – November 10, 2025 – Sonida Senior Living, Inc. (the “Company,” “Sonida,” “we,” “our,” or “us”) (NYSE: SNDA), a leading owner, operator and investor of senior housing communities, today announced its results for the third quarter ended September 30, 2025. “In the third quarter, total portfolio community NOI grew approximately 21%, driven by solid rent growth and strong results in the acquisition portfolio,” said Brandon Ribar, President and CEO. “In the same-store portfolio, occupancy achieved its highest levels post-Covid at 87.7%, with end of October spot occupancy reaching 89.0%. Execution on our acquisition strategy continued in September with the addition of a high-quality senior housing community in the Dallas-Fort Worth market, bringing Sonida’s total portfolio to 21 assets in Texas, furthering regional densification. We made our most significant step to date in executing our inorganic growth strategy, with the recently announced strategic merger with CNL Healthcare Properties, Inc., which is expected to close late in the first quarter or early in the second quarter of 2026. This transaction represents an inflection point in our pursuit of growing a best-in-class owner-operator platform with significant value creation to shareholders. Finally, I would like to acknowledge the entire Sonida team for their tireless work, not only on their tremendous execution, but in keeping the care and services provided to our residents as our guiding light.” Third Quarter and Other 2025 Highlights • Resident revenue increased $17.6 million, or 26.3%, comparing Q3 2025 to Q3 2024. • Weighted average occupancy for the Company’s same-store portfolio increased 90 basis points to 87.7% in Q3 2025 from 86.8% in Q2 20251. • Net loss attributable to Sonida shareholders for Q3 2025 was $26.9 million, as compared to net loss attributable to Sonida shareholders $13.8 million in Q3 2024. • Q3 2025 Adjusted EBITDA, a non-GAAP measure, was $13.2 million, as compared to $10.1 million in Q3 2024, representing an increase of $3.1 million, or 30.7%, year-over-year. • Cash flows from operations totaled $24.8 million for the nine months ended September 30, 2025, which increased by $23.4 million year-over-year. • Results for the Company’s same-store portfolio2 of 55 communities were as follows: ◦ Q3 2025 vs. Q3 2024: ▪ Revenue Per Available Unit (“RevPAR”) increased 5.4% to $3,817. ▪ Revenue Per Occupied Unit (“RevPOR”) increased 4.7% to $4,353. ▪ Q3 2025 Community Net Operating Income, a non-GAAP measure, increased $0.4 million to $16.1 million, representing an increase of 2.5%.2 ▪ Community Net Operating Income Margin, a non-GAAP measure, was 27.3% as compared to 28.0% for Q3 2024.2 ◦ Q3 2025 vs. Q2 2025: ▪ RevPAR increased 80 basis points to $3,817. ▪ RevPOR decreased 20 basis points to $4,353. ▪ Community Net Operating Income, a non-GAAP measure, decreased $0.6 million to $16.1 million.2 ▪ Community Net Operating Income Margin, a non-GAAP measure, was 27.3% as compared to 28.6% for Q2 2025.2 ◦ Year-to-date 2025 vs. year-to-date 2024: • RevPAR increased 6.0% to $3,766. • RevPOR increased 4.9% to $4,319. • Community Net Operating Income, a non-GAAP measure, increased $3.8 million, or 8.4% to $48.9 million.2 • Community Net Operating Income Margin, a non-GAAP measure, was 28.0% as compared to 27.4% for year-to-date Q3 2024.2 Exhibit 99.1

• In September 2025, the Company acquired one senior housing community (98 units) located in Texas. • In August 2025, the Company entered into a senior secured term loan of $137.0 million (“2025 Ally Term Loan”) with Ally Bank which provided an initial term loan advance on the closing date of $122.0 million on 19 communities. Two additional draws of $7.5 million each will become available subject to achieving certain debt yields and debt service coverages ratios. The 2025 Ally Term Loan has a 36-month maturity date (with two one- year extensions) and a variable interest rate of one-month SOFR plus a 2.65% margin (subject to a performance- based stepdown to a 2.45% margin). Subsequent Event Highlights - Strategic Merger Agreement with CNL Healthcare • On November 4, 2025, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with CNL Healthcare Properties, Inc., (“CHP”) and its affiliates, a public non-traded real estate investment trust which owns a national portfolio of 69 high-quality senior housing communities. Under the terms of the Merger Agreement, Sonida will acquire 100% of the outstanding common stock of CHP in a stock and cash transaction valued at approximately $1.8 billion, which equates to $6.90 per share of CHP, with approximately 66% of the consideration expected to be in the form of newly issued Sonida common stock and 34% in cash. Specifically, each share of CHP common stock will be converted into $2.32 in cash and a number of shares of Sonida common stock, determined by dividing (a) $4.58 by (b) the volume weighted average price (“VWAP”) of Sonida common stock during a measurement period prior to closing of the transaction and subject to a collar of 15% below the reference price ($22.73) and 30% above the reference price ($34.76). The merger currently is expected to close late in the first quarter or early in the second quarter of 2026, subject to customary closing conditions, including the approval of both Sonida and CHP shareholders. ______________________________________ 1 Please see “Definitions” on page 9 of this release for the definitions of Same-Store Portfolio, RevPAR, and RevPOR. 2 Please see pages 9-11 of this release for reconciliations of non-GAAP financial measures. 2

SONIDA SENIOR LIVING, INC. SUMMARY OF CONSOLIDATED FINANCIAL RESULTS THREE MONTHS ENDED SEPTEMBER 30, 2025 (in thousands) Results of Operations Three months ended September 30, 2025 as compared to three months ended September 30, 2024 Revenues Resident revenue for the three months ended September 30, 2025 was $84.6 million as compared to $67.0 million for the three months ended September 30, 2024, representing an increase of $17.6 million, or 26.3%. The increase in revenue was primarily due to increased average rent rates, increased occupancy, and 19 additional operating communities acquired in 2024 and 2025. Expenses Operating expenses for the three months ended September 30, 2025 were $65.1 million as compared to $50.5 million for the three months ended September 30, 2024, representing an increase of $14.6 million, or 28.9%. The increase was attributable to an increase of $11.0 million in operating expenses related to the 19 additional communities acquired during 2024 and 2025, and an increase of $3.6 million in operating expenses related to the remaining owned communities, driven by $2.1 million increases in labor, $0.8 million in casualty gain, and $0.7 million increases in other operating expenses. General and administrative expenses for the three months ended September 30, 2025 were $10.5 million as compared to $9.7 million for the three months ended September 30, 2024, representing an increase of $0.8 million. The increase was primarily a result of an increase in labor and employee-related expenses of $1.2 million to support the Company’s growth initiatives, offset by a decrease of $0.2 million for legal and professional fees and $0.2 million in other expenses. Transaction, transition and restructuring costs were $6.2 million and $2.1 million for the three months ended September 30, 2025 and 2024, respectively. The costs include legal, audit, banking and other costs to support the Company’s recent debt, restructuring, investments by the Company, and the CHP transaction. During the three months ended September 30, 2025, the Company recorded non-cash impairment charges of $4.7 million to property and equipment, net, to adjust the carrying value of a community classified as held for sale to its estimated fair value, less estimated disposal costs. Interest expense for the three months ended September 30, 2025 was $9.9 million as compared to $9.8 million for the three months ended September 30, 2024, representing an increase of $0.1 million, which was primarily due to the incremental borrowings associated with the Company's recent community acquisitions, partially offset by a decrease in the Company’s SOFR-based variable rate debt. Other expense for the three months ended September 30, 2025 increased $1.7 million over the three months ended September 30, 2024, primarily due to $1.5 million of costs related to the Company’s recent acquisitions, $0.3 million of debt restructuring and other expenses related to our Ally loan modification, and $0.2 million in other expense. Partially offsetting these expenses was $0.3 million in other income for recognized gross employee retention credits received from Coronavirus Aid, Relief, and Economic Security Act funding for businesses that had certain employee costs and were affected by the coronavirus pandemic. As a result of the foregoing factors, the Company reported net loss attributable to Sonida shareholders of $26.9 million and $13.8 million for the three months ended September 30, 2025 and September 30, 2024, respectively. 3

Liquidity and Capital Resources Credit Facility During 2024, the Company entered into a credit agreement with BMO Bank, N.A. and Royal Bank of Canada for a senior secured revolving credit facility (the “Credit Facility”). The Credit Facility has a borrowing capacity of up to $150.0 million, a term of three years, a leverage-based pricing matrix ranging between SOFR plus 2.10% margin and SOFR plus 2.60% margin and is fully recourse to Sonida and its applicable subsidiaries. The borrowing base by which borrowing availability under the Credit Facility is generally based upon the value of the senior living communities that secure the Company’s obligations under the Credit Facility. As of September 30, 2025, $86.1 million of borrowings were outstanding under the Credit Facility at a weighted average interest rate of 6.9%, which was secured by 14 of the Company’s senior living communities. As of September 30, 2025, the Company had availability of $40.9 million under the Credit Facility. Cash Flows The table below presents a summary of the Company’s net cash provided by (used in) operating, investing, and financing activities (in thousands): Nine Months Ended September 30, 2025 2024 Change Net cash provided by operating activities $ 24,764 $ 1,355 $ 23,409 Net cash used in investing activities (61,973) (154,126) 92,153 Net cash provided by financing activities 34,042 178,809 (144,767) Increase (decrease) in cash and cash equivalents $ (3,167) $ 26,038 $ (29,205) In addition to $17.0 million of unrestricted cash as of September 30, 2025, our future liquidity will depend in part upon our operating performance, which will be affected by prevailing economic conditions, and financial, business and other factors, some of which are beyond our control. Principal sources of liquidity are expected to be cash flows from operations, proceeds from equity offerings, including sales of common stock under our ATM Sales Agreement (as defined below), borrowings under our Credit Facility, proceeds from debt, proceeds from debt refinancings or loan modifications, and proceeds from the sale of owned assets. During 2024, the Company entered into the At-the-Market Issuance Sales Agreement (the “ATM Sales Agreement”), whereby the Company may sell, at its option and subject to market conditions, shares of its common stock up to an aggregate offering price of $75.0 million. These transactions are expected to provide additional financial flexibility to us and increase our liquidity position. The Company, from time to time, considers and evaluates financial and capital raising transactions related to its portfolio, including debt financing and refinancings, purchases and sales of assets, equity offerings, and other transactions. There can be no assurance that the Company will continue to generate cash flows at or above current levels, or that the Company will be able to obtain the capital necessary to meet the Company’s short- and long-term capital requirements. Recent changes in the current economic environment, and other future changes, could result in decreases in the fair value of assets, slowing of transactions, and the tightening of liquidity and credit markets. These impacts could make securing debt or refinancings for the Company or prospective buyers of the Company’s properties more difficult or on terms not acceptable to the Company. The Company’s actual liquidity and capital funding requirements depend on numerous factors, including its operating results, its capital expenditures for community investment, and general economic conditions, as well as other factors described in “Item 1A. Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 17, 2025. Conference Call Information The Company will host a conference call with senior management to discuss the Company’s financial results for the three months ended September 30, 2025 on Monday November 10, 2025, at 11:00 a.m. Eastern Time. To participate, dial 800-715-9871, passcode 4619110. A link to the simultaneous webcast of the teleconference will be available at: https:// events.q4inc.com/attendee/913982830. The webcast will be available for replay for 12 months. 4

For the convenience of the Company’s shareholders and the public, the conference call will be recorded and available for replay for 7 days following such call. To access the conference call replay, call 800-770-2030, passcode 4619110. A transcript of the call will be posted to the Investor Relations section of the Company’s website. About the Company Dallas-based Sonida Senior Living, Inc. is a leading owner, operator and investor in independent living, assisted living and memory care communities and services for senior adults. The Company provides compassionate, resident-centric services and care as well as engaging programming at our senior housing communities. As of September 30, 2025, the Company owned, managed or invested in 97 senior housing communities in 20 states with an aggregate capacity of approximately 10,250 residents, including 84 owned senior housing communities (including four owned through joint venture investments in consolidated entities and four owned through a joint venture investment in an unconsolidated entity) and 13 communities that the Company managed on behalf of a third-party. Safe Harbor This release contains forward-looking statements, which are subject to certain risks and uncertainties that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements, including, among others, the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2025, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the SEC on November 10, 2025 and also include the following: the Company’s ability to generate sufficient cash flows from operations, proceeds from equity issuances and debt financings, and proceeds from the sale of assets to satisfy its short- and long-term debt obligations and to fund the Company’s acquisitions and capital improvement projects to expand, redevelop, and/or reposition its senior living communities; elevated market interest rates that increase the cost of certain of our debt obligations; increased competition for, or a shortage of, skilled workers, including due to general labor market conditions, along with wage pressures resulting from such increased competition, low unemployment levels, use of contract labor, minimum wage increases and/or changes in immigration or overtime laws; the Company’s ability to obtain additional capital on terms acceptable to it; the Company’s ability to extend or refinance its existing debt as such debt matures; the Company’s compliance with its debt agreements, including certain financial covenants and the risk of cross-default in the event such non-compliance occurs; the Company’s ability to complete acquisitions and dispositions upon favorable terms or at all, including the possibility that the expected benefits and the Company’s projections related to such acquisitions may not materialize as expected; risks related to the pending CHP acquisition, including failure to consummate or realize the anticipated benefits from the pending CHP acquisition; the risk of oversupply and increased competition in the markets which the Company operates; the Company’s ability to improve and maintain internal controls over financial reporting and remediate the identified material weakness discussed in Item 9A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024; the cost and difficulty of complying with applicable licensure, legislative oversight, or regulatory changes; changes in reimbursement rates, methods or timing of payment under government reimbursement programs, including Medicaid; risks associated with current global economic conditions and general economic factors such as elevated labor costs due to shortages of medical and non-medical staff, competition in the labor market, increased costs of salaries, wages and benefits, and immigration laws, the consumer price index, commodity costs, fuel and other energy costs, supply chain disruptions, increased insurance costs, tariffs, elevated interest rates and tax rates; the impact from or the potential emergence and effects of a future epidemic, pandemic, outbreak of infectious disease or other health crisis; the Company’s ability to maintain the security and functionality of its information systems, to prevent a cybersecurity attack or breach, and to comply with applicable privacy and consumer protection laws, including HIPAA; and changes in accounting principles and interpretations. For information about Sonida Senior Living, visit www.sonidaseniorliving.com or connect with the Company on Facebook, X or LinkedIn. Investor Relations Contact Jason Finkelstein Ignition IR ir@sonidaliving.com 5

Sonida Senior Living, Inc. Condensed Consolidated Statements of Operations (Unaudited) (in thousands, except per share data) Three Months Ended September 30, Nine Months Ended September 30, 2025 2024 2025 2024 Revenues: Resident revenue $ 84,597 $ 66,951 $ 245,697 $ 190,796 Management fees 1,146 1,151 3,341 2,465 Managed community reimbursement revenue 12,295 6,648 34,448 19,134 Total revenues 98,038 74,750 283,486 212,395 Expenses: Operating expense 65,148 50,492 186,982 142,790 General and administrative expense 10,529 9,695 28,730 25,220 Transaction, transition and restructuring costs 6,174 2,098 7,245 2,962 Depreciation and amortization expense 14,627 10,729 41,959 30,731 Impairment of assets held for sale 4,733 — 4,733 — Managed community reimbursement expense 12,295 6,648 34,448 19,134 Total expenses 113,506 79,662 304,097 220,837 Other income (expense): Interest income 394 853 1,622 1,379 Interest expense (9,910) (9,839) (28,627) (27,394) Gain on extinguishment of debt, net — — — 38,148 Loss from equity method investment (374) (146) (1,087) (181) Other income (expense), net (1,902) (153) 6,611 (379) Income (loss) before provision for income taxes (27,260) (14,197) (42,092) 3,131 Provision for income taxes (88) (68) (254) (193) Net income (loss) (27,348) (14,265) (42,346) 2,938 Less: Net loss attributable to noncontrolling interests 437 507 1,343 507 Net income (loss) attributable to Sonida shareholders (26,911) (13,758) (41,003) 3,445 Dividends on Series A convertible preferred stock (1,410) (1,409) (4,228) (1,409) Undeclared dividends on Series A convertible preferred stock — — — (2,707) Net loss attributable to common shareholders $ (28,321) $ (15,167) $ (45,231) $ (671) Weighted average common shares outstanding — basic 18,103 15,456 18,081 12,787 Weighted average common shares outstanding — diluted 18,103 15,456 18,081 12,787 Basic net loss per common share $ (1.56) $ (0.98) $ (2.50) $ (0.05) Diluted net loss per common share $ (1.56) $ (0.98) $ (2.50) $ (0.05) 6

Sonida Senior Living, Inc. Condensed Consolidated Balance Sheets (in thousands, except per share amounts) September 30, 2025 December 31, 2024 (unaudited) Assets: Current assets Cash and cash equivalents $ 16,961 $ 16,992 Restricted cash 18,959 22,095 Accounts receivable, net of allowance for credit losses of $9.1 million and $7.9 million, respectively 19,747 18,965 Prepaid expenses and other assets 7,460 4,634 Assets held for sale 9,374 — Derivative assets 42 1,403 Total current assets 72,543 64,089 Property and equipment, net 747,877 739,884 Investment in unconsolidated entity 9,269 10,943 Intangible assets, net 22,449 24,526 Other assets, net 2,683 2,479 Total assets $ 854,821 $ 841,921 Liabilities: Current liabilities Accounts payable $ 6,129 $ 9,031 Accrued expenses 55,258 45,024 Current portion of debt, net of deferred loan costs 21,009 15,486 Deferred income 7,124 5,361 Federal and state income taxes payable 216 243 Liabilities held for sale 13,584 — Other current liabilities 527 470 Total current liabilities 103,847 75,615 Long-term debt, net of deferred loan costs 663,408 635,904 Other long-term liabilities 1,158 793 Total liabilities 768,413 712,312 Commitments and contingencies Redeemable preferred stock: Series A convertible preferred stock, $0.01 par value; 41 shares authorized, 41 shares issued and outstanding as of September 30, 2025 and December 31, 2024 51,249 51,249 Equity: Sonida’s shareholders’ equity (deficit): Preferred stock, $0.01 par value: Authorized shares - 15,000 as of September 30, 2025 and December 31, 2024; none issued or outstanding, except Series A convertible preferred stock as noted above — — Common stock, $0.01 par value: Authorized shares - 30,000 as of September 30, 2025 and December 31, 2024; 18,798 and 18,992 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively 188 190 Additional paid-in capital 490,811 491,819 Retained deficit (461,227) (420,224) Total Sonida shareholders’ equity 29,772 71,785 Noncontrolling interest: 5,387 6,575 Total equity 35,159 78,360 Total liabilities, redeemable preferred stock and equity $ 854,821 $ 841,921 7

Sonida Senior Living, Inc. Condensed Consolidated Statements of Cash Flows (Unaudited) (in thousands) Nine Months Ended September 30, 2025 2024 Cash flows from operating activities: Net income (loss) $ (42,346) $ 2,938 Adjustments to reconcile net income (loss) to net cash provided by operating activities: Depreciation and amortization 41,959 30,731 Amortization of deferred loan costs 1,228 1,129 Gain on sale of assets, net — (192) Impairment of assets held for sale 4,733 — Loss on derivative instruments, net 995 3,285 Gain on extinguishment of debt, net — (38,148) Loss from equity method investment 1,087 181 Provision for credit losses 2,267 1,510 Non-cash stock-based compensation expense 3,623 3,194 Other non-cash items 301 (5) Changes in operating assets and liabilities: Accounts receivable, net (3,049) (6,170) Prepaid expenses 3,398 (290) Other assets, net 308 — Accounts payable and accrued expenses 8,588 2,945 Federal and state income taxes payable (27) (54) Deferred income 1,834 253 Customer deposits (135) 48 Net cash provided by operating activities 24,764 1,355 Cash flows from investing activities: Investments in unconsolidated entities — (22,409) Return of investment in unconsolidated entity 589 10,360 Acquisition of new communities (38,189) (22,311) Acquisition deposit — (102,461) Capital expenditures (24,373) (17,936) Proceeds from sale of assets — 631 Net cash used in investing activities (61,973) (154,126) Cash flows from financing activities: Proceeds from issuance of common stock, net of issuance costs — 190,517 Proceeds from notes payable 18,081 36,906 Repayments of notes payable (4,270) (50,004) Proceeds from credit facility 35,550 8,705 Repayment of credit facility (9,500) (8,705) Capital contributions from noncontrolling investors in joint ventures 287 7,664 Distributions to noncontrolling investors in joint ventures (132) — Purchase of derivative assets (129) (1,943) Dividends paid on Series A convertible preferred stock (4,228) (1,409) Deferred loan costs paid (1,211) (2,508) Other financing costs (406) (414) Net cash provided by financing activities 34,042 178,809 Increase (decrease) in cash and cash equivalents and restricted cash (3,167) 26,038 Cash, cash equivalents, and restricted cash at beginning of period 39,087 17,750 Cash, cash equivalents, and restricted cash at end of period $ 35,920 $ 43,788 8

DEFINITIONS RevPAR, or average monthly revenue per available unit, is defined by the Company as resident revenue for the period, divided by the weighted average number of available units in the corresponding portfolio for the period, divided by the number of months in the period. RevPOR, or average monthly revenue per occupied unit, is defined by the Company as resident revenue for the period, divided by the weighted average number of occupied units in the corresponding portfolio for the period, divided by the number of months in the period. Same-Store Community Portfolio is defined by the Company as communities that are consolidated, wholly or partially owned, and operational for the full year in each year beginning as of January 1st of the prior year. Consolidated communities excluded from the same-store community portfolio include the Acquisition Community Portfolio, the Repositioning Portfolio, and certain communities that have experienced a casualty event that has significantly impacted their operations. Acquisition Community Portfolio is defined by the Company as communities that are wholly or partially owned, acquired in the current year or prior comparison year, and are not operational in both comparison years. An operational community is defined as a community that has maintained its certificate of occupancy and has made at least 80% of its wholly owned or partially owned units available for five consecutive quarters. Repositioning Portfolio is defined by the Company as communities that are wholly or partially owned, and have undergone or are undergoing strategic repositioning as a result of significant changes in the business model, care offerings, and/or capital re-investment plans, that in each case, have disrupted, or are expected to disrupt, normal course operations. These communities will be included in the Same-Store Community Portfolio once operating under normal course operating structures for the full year in each year beginning as of January 1st of the prior year. NON-GAAP FINANCIAL MEASURES This earnings release contains the financial measures (1) Net Operating Income, (2) Net Operating Income Margin, (3) Adjusted EBITDA, and (4) Same-store amounts for these metrics, each of which is not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Presentations of these non-GAAP financial measures are intended to aid investors in better understanding the factors and trends affecting the Company’s performance and liquidity. However, investors should not consider these non-GAAP financial measures as a substitute for financial measures determined in accordance with GAAP, including net income (loss), income (loss) from operations, net cash provided by (used in) operating activities, or revenue. Investors are cautioned that amounts presented in accordance with the Company’s definitions of these non-GAAP financial measures may not be comparable to similar measures disclosed by other companies because not all companies calculate non-GAAP measures in the same manner. Investors are urged to review the reconciliations of these non- GAAP financial measures from the most comparable financial measures determined in accordance with GAAP, which are included below. The Company believes that presentation of Net Operating Income and Net Operating Income Margin as performance measures is useful to investors because such measures are some of the metrics used by the Company’s management to evaluate the performance of the Company’s owned portfolio of communities, to review the Company’s comparable historic and prospective core operating performance of the Company’s owned communities, and to make day-to- day operating decisions. The Company also believes that the presentation of such non-GAAP financial measures and Adjusted EBITDA is useful to investors because such measures provide an assessment of operational factors that management can impact in the short-term, primarily revenues and the controllable cost structure of the organization, by eliminating items related to the Company’s financing and capital structure and other items that management does not consider as part of the Company’s underlying core operating performance and that management believes impact the comparability of performance between periods. Net Operating Income and Net Operating Income Margin have material limitations as performance measures, including the exclusion of general and administrative expenses that are necessary to operate the Company and oversee its communities. Furthermore, such non-GAAP financial measures and Adjusted EBITDA exclude (i) interest that is necessary to operate the Company’s business under its current financing and capital structure, and (ii) depreciation, amortization, and impairment charges that may represent the wear and tear and/or reduction in value of the Company’s communities and other 9 assets and may be indicative of future needs for capital expenditures. The Company may also incur income/expense similar to those for which adjustments may be made and such income/expense may significantly affect the Company’s operating results. Net Operating Income and Net Operating Income Margin (Unaudited) Net Operating Income and Net Operating Income Margin are non-GAAP performance measures that the Company defines as net income (loss) excluding: general and administrative expenses (inclusive of stock-based compensation expense), interest income, interest expense, other income (expense), provision for income taxes, management fees, and further adjusted to exclude income/expense associated with non-cash, non-operational, transactional, or organizational restructuring items that management does not consider as part of the Company’s underlying core operating performance and that management believes impact the comparability of performance between periods. For the periods presented herein, such other items include depreciation and amortization expense, transaction, transition and restructuring costs, impairment of assets held for sale, gain on extinguishment of debt, loss from equity method investment, casualty loss, non-recurring settlement fees, non-income tax, and non-property tax. Net Operating Income Margin is calculated by dividing Net Operating Income by resident revenue. The Company presents these non-GAAP measures on a consolidated community and same-store community basis. The following table presents a reconciliation of the Non-GAAP Financial Measures of Net Operating Income and Net Operating Income Margin, in each case, on a consolidated community and same-store community basis to the most directly comparable GAAP financial measure of net income (loss) for the periods indicated: (Dollars in thousands) Three Months Ended September 30, Three Months Ended June 30, 2025 2024 2025 Same-store community net operating income (1) Net loss $ (27,348) $ (14,265) $ (1,973) General and administrative expense 10,529 9,695 9,729 Transaction, transition and restructuring costs 6,174 2,098 461 Depreciation and amortization expense 14,627 10,729 13,646 Impairment of assets held for sale 4,733 — — Interest income (394) (853) (986) Interest expense 9,910 9,839 9,271 Loss from equity method investment 374 146 383 Other (income) expense, net 1,902 153 (9,063) Provision for income taxes 88 68 91 Management fees (1,146) (1,151) (1,134) Other operating expenses (2) 1,315 630 811 Consolidated community net operating income 20,764 17,089 21,236 Net operating income for non same-store communities (1) (4,677) (1,410) (4,522) Same-store community net operating income 16,087 15,679 16,714 Resident revenue 84,597 66,951 81,845 Resident revenue for non same-store communities (1) 25,669 11,046 23,321 Same-store community resident revenue $ 58,928 $ 55,905 $ 58,524 Same-store community net operating income margin 27.3% 28.0% 28.6% (1) Q3 2025 excludes 3 and 16 senior living consolidated communities acquired by the Company in 2025 and 2024, respectively and the six Repositioning communities. Q3 2024 excludes 6 senior living consolidated communities acquired by the Company in 2024 and the 6 Repositioning communities. Q2 2025 excludes 2 and 16 senior living consolidated communities acquired by the Company in 2025 and 2024, respectively (including one unoccupied community acquired on December 31, 2024), and the 6 Repositioning communities. (2) Includes casualty loss, non-recurring settlement fees, non-income tax and non-property tax. 10

ADJUSTED EBITDA (UNAUDITED) Adjusted EBITDA is a non-GAAP performance measure that the Company defines as net income (loss) excluding: depreciation and amortization expense, interest income, interest expense, other expense/income, provision for income taxes; and further adjusted to exclude income/expense associated with non-cash, non-operational, transactional, or organizational restructuring items that management does not consider as part of the Company’s underlying core operating performance and that management believes impact the comparability of performance between periods. For the periods presented herein, such other items include stock-based compensation expense, provision for credit losses, impairment of assets held for sale, casualty losses, and transaction, transition and restructuring costs. The following table presents a reconciliation of the Non-GAAP Financial Measures of Adjusted EBITDA to the most directly comparable GAAP financial measure of net income (loss) for the periods indicated: (In thousands) Three Months Ended September 30, Three Months Ended June 30, Nine Months Ended September 30, 2025 2024 2025 2025 2024 Adjusted EBITDA Net income (loss) $ (27,348) $ (14,265) $ (1,973) $ (42,346) $ 2,938 Depreciation and amortization expense 14,627 10,729 13,646 41,959 30,731 Stock-based compensation expense 1,424 1,408 1,226 3,623 3,194 Provision for credit losses 827 629 745 2,267 1,510 Interest income (394) (853) (986) (1,622) (1,379) Interest expense 9,910 9,839 9,271 28,627 27,394 Impairment of assets held for sale 4,733 — — 4,733 — Gain on extinguishment of debt, net — — — — (38,148) Other (income) expense, net 1,902 153 (9,063) (6,611) 379 Provision for income taxes 88 68 91 254 193 Casualty losses (1) 1,216 267 697 2,688 1,122 Transaction, transition and restructuring costs (2) 6,174 2,098 439 7,245 2,962 Adjusted EBITDA $ 13,159 $ 10,073 $ 14,093 $ 40,817 $ 30,896 (1) Casualty losses relate to non-recurring insured claims for unexpected events. (2) Transaction, transition and restructuring costs relate to legal and professional fees incurred for transactions, restructuring projects, or related projects, including the CHP transaction. 11

SNDA NYSE Listed Leading Owner, Operator & Investor Investor Presentation Third Quarter 2025 November 10, 2025

Forward-Looking Statements 2 This investor presentation contains forward-looking statements which are subject to certain risks and uncertainties that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements, including, among others, the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2025, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the SEC on November 10, 2025, and also include the following: the Company’s ability to generate sufficient cash flows from operations, proceeds from equity issuances and debt financings, and proceeds from the sale of assets to satisfy its short and long-term debt obligations and to fund the Company’s acquisitions and capital improvement projects to expand, redevelop, and/or reposition its senior living communities; elevated market interest rates that increase the cost of certain of our debt obligations; increased competition for, or a shortage of, skilled workers, including due to general labor market conditions, along with wage pressures resulting from such increased competition, low unemployment levels, use of contract labor, minimum wage increases and/or changes in immigration or overtime laws; the Company’s ability to obtain additional capital on terms acceptable to it; the Company’s ability to extend or refinance its existing debt as such debt matures; the Company’s compliance with its debt agreements, including certain financial covenants and the risk of cross-default in the event such non-compliance occurs; the Company’s ability to complete acquisitions and dispositions upon favorable terms or at all, including the possibility that the expected benefits and the Company’s projections related to such acquisitions may not materialize as expected; the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”) or the inability to complete the proposed transaction on the anticipated terms or by the end of the Outside Date (as defined in the Merger Agreement); the inability to complete the proposed transaction due to the failure to satisfy all of the conditions to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; costs related to the proposed transaction; the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters; the risk of litigation action related to the proposed transaction; the Company’s ability to maintain effective internal controls over financial reporting and remediate the identified material weakness discussed in Item 9A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024; the cost and difficulty of complying with applicable licensure, legislative oversight, or regulatory changes; changes in reimbursement rates, methods or timing of payment under government reimbursement programs, including Medicaid; risks associated with current global economic conditions and general economic factors such as elevated labor costs due to shortages of medical and non-medical staff, competition in the labor market, increased costs of salaries, wages and benefits, and immigration laws, the consumer price index, commodity costs, fuel and other energy costs, supply chain disruptions, increased insurance costs, tariffs, elevated interest rates and tax rates; the impact from or the potential emergence and effects of a future epidemic, pandemic, outbreak of infectious disease or other health crisis; the Company’s ability to maintain the security and functionality of its information systems, to prevent a cybersecurity attack or breach, and to comply with applicable privacy and consumer protection laws, including HIPAA; and changes in accounting principles and interpretations. We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or outcomes that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected.

Disclaimer 3 Important Information and Where to Find It This presentation includes information that relates to a proposed transaction involving the Sonida Senior Living, Inc. (“Sonida”) and CNL Healthcare Properties, Inc. (“CHP”). In connection with the proposed transaction, Sonida and CHP will each file relevant materials with the SEC, including a registration statement on Form S-4 to register the shares of Sonida common stock to be issued to the CHP stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of CHP and the stockholders of Sonida seeking their respective approval of the transaction. Sonida and CHP may also file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Sonida and/or CHP may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SONIDA’S AND CHP’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SONIDA, CHP AND THE PROPOSED TRANSACTION. Investors and shareholders may obtain copies of these documents and other documents filed by Sonida and CHP with the SEC free of charge through the website maintained by the SEC at www.sec.gov or from Sonida at its website, sonidaseniorliving.com, under the heading Investor Relations, or from CHP at its website, cnlhealthcareproperties.com. Participants in the Solicitation Sonida and CHP, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Sonida and CHP and other persons who may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the transaction, which will be filed with the SEC. Information about the directors and executive officers of Sonida and their ownership of Sonida equity interests can be found in Sonida’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 29, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Sonida’s directors and executive officers; and in other documents filed by Sonida with the SEC. Information about the directors and executive officers of CHP and their ownership of CHP equity interests is set forth in the definitive proxy statement for CHP’s 2024 Annual Meeting of Stockholders, filed with the SEC on September 16, 2024 and in other documents filed by CHP with the SEC.

Sonida Overview 4

5 Senior Living Owner, Operator & Investor in the U.S. ü Owner and operator of independent living (IL), assisted living (AL) and memory care (MC) communities; 84 owned (including 8 owned through joint ventures) and 13 managed on behalf of third-party owners ü Public pure-play senior living C-corp owner and operator, allowing for high financial and operational flexibility to take advantage of the compelling consolidation opportunity in a highly fragmented sector ü Regionally-focused and growing portfolio spread across 20 states and concentrated in markets with attractive demographic trends: population growth, income growth and increased chronic medical conditions relative to the growing 75+ age group ü Focus on organic growth through continuous community operational improvements and excellence as well as disciplined inorganic accretive growth through acquisitions, joint ventures and third-party management contracts ü Signature activity programming (Joyful LivingTM life enrichment), personalized MC plans (Magnolia TrailsTM) and elevated meal & dining service (Grove Menu) ü Proactive management of debt with effective weighted average interest rate of 5.50% (as of September 30, 2025) 27.3% $4,353 89.0% 91.9% $296M 87.7% ~10,25097 Geographically Concentrated Portfolio Communities Q3’25 Weighted Average Occupancy Private Pay Resident Composition Oct 31 Spot Occupancy Q3’25 Community NOI Margin(5) Q3’25 RevPOR(4) Gross Assets Acquired since 2024(2) (23 Properties) Aggregate Resident Capacity (1) As of September 30, 2025. See appendix at the end of this presentation for definitions. (2) Includes four owned through joint venture investments in consolidated entities and four owned through a joint venture investment in an unconsolidated entity. (3) Based on Same-Store Community Portfolio which includes operating results and data for 55 consolidated communities. See appendix at the end of this presentation for definitions. (4) See appendix at the end of this presentation for definition (5) Community NOI Margin is a non-GAAP financial measure. See appendix at the end of this presentation for reconciliations of non-GAAP financial measures. Total Portfolio(1) Same-Store Community KPIs(1)(3)

Recent Business Highlights 6 YTD 2025 Acquisitions • Ally Debt bank refinance (closed August 2025) • $122M initial funding ($9M upsize) / $15M future available draws • Aug 2030 final maturity (including two 1-year extension options) • SOFR + 2.65% performance-based step down to SOFR + 2.45% • Extended available capacity to $127M (as of September 30, 2025) • $86M drawn to date and utilized largely for community acquisitions Acquired high-quality, newer vintage communities at discounts to replacement cost, in strong submarkets, further deepening South and Southeast regional densification: • May 2025: Magnolia Trails at East Lake (Tampa, FL) • $11.0M purchase price / $172k per unit / 64 units (Memory Care) • June 2025: The Addison of Alpharetta (Atlanta, GA) • $11.0M purchase price / $125k per unit / 88 units (64 Assisted Living; 24 Memory Care) • September 2025: The Jasper of Mansfield (Dallas–Fort Worth, TX) • $15.5M purchase price / $159k per unit / 98 units (62 Assisted Living; 36 Memory Care) Debt November 2025: Announced definitive merger agreement to acquire 100% of non-traded REIT, CNL Healthcare Properties, Inc. (“CHP”), creating $3B pure-play senior housing company and 8th largest owner of U.S. senior living assets (by units) • Expected transaction closing, in late Q1 or early Q2 of 2026, subject to shareholder votes from Sonida and CHP and customary closing conditions CNL Healthcare Acquisition

Merger - Strategic Rationale Combination of Sonida and CHP Creates a Scaled, Pure-play, High-growth and Differentiated Senior Housing Platform Positioned to Capitalize on Long-term Sector Tailwinds Leading Pure-Play Senior Housing Owner-Operator • Combination creates the 8th largest (1) U.S. senior housing owner with ~14,700 owned units • Upscale senior housing portfolio clustered around key regional markets with strong underlying growth metrics • Attractive sector fundamentals, providing critical services to rapidly growing 80+ population 7 Unique Owner – Operator – Investor Strategy • Benefits of scale from diversification and regional cluster investment strategy • Speed, control and flexibility to pursue value-add strategies in existing portfolio and future acquisitions • Experienced leadership with robust integration experience, strong capital allocation track record, and continued alignment with shareholders Significant Financial Benefits with Meaningful Long-Term Upside • Transaction expected to be immediately accretive to Normalized FFO per share, with expected annual corporate synergies of ~$16 to 20mm • Future upside from operating cost synergies and economies of scale in regional management structures • Increased equity market capitalization, liquidity and access to capital Enhanced Balance Sheet to Capitalize on Multiple Growth Levers • Immediately deleveraging transaction that strengthens balance sheet and improves free cash flow conversion • Ability to invest in high-ROI internal and external growth opportunities (1) Based on ASHA Top 50 Owners 2025.

Merger - Leading Pure-Play Publicly-Traded U.S. Senior Housing Company Ashton at Anderson Cincinnati, OH 8 Note: All metrics are at share. (1) Estimated figure rounded for illustrative purposes. Based on pro forma 2026E Adjusted EBITDA and includes estimated synergies of $16mm to $20mm. (2) As of September 30, 2025. Includes 84 Owned Properties for Sonida (including JVs); excludes 13 properties managed for third-party owners. CHP portfolio includes 54 Senior Housing Operating Properties (SHOP) and 15 owned, triple-net properties leased (as landlord) to third-party tenants; excludes one vacant land parcel. (3) Source: ASHA Top 50 Owners 2025. Based on pro forma number of units for the combined company. $3.0bn Enterprise Value Isle at Cedar Ridge Austin, TX MorningStar of Boise Boise City, ID The Addison of St. Johns Jacksonville, FL $195mm Combined Adjusted EBITDA (1) 14,700 Owned Units(2) (No Operating Leases) 100% Senior Housing 8th Largest Senior Housing Owner(3) 153 Owned Properties(2) (No Operating Leases) C-Corp Structure Provides Sonida with Flexibility and Control over Operations and Capital Allocation Decisions

Merger - A New Top 10 U.S. Senior Housing Owner Combination Creates 8th Largest U.S. Senior Housing Owner # Company Properties Units 1 1,067 112,641 2 756 73,570 3 376 32,448 4 180 24,542 5 224 24,173 6 171 17,660 7 146 16,084 8 153 14,696 9 109 14,296 10 18 12,731 9 100% Senior Housing 92% Private Pay $3bn Enterprise Value (3) Source: ASHA Top 50 Owners 2025. Based on pro forma number of units for the combined company. (1) Pro forma unit count based on 84 owned Sonida properties (excludes managed properties) and CHP’s 69 properties (excludes 1 vacant land parcel). (2) Based on Sonida Available Units for 84 owned assets at share (excludes managed properties) plus total CHP units. (3) Includes the Erickson Senior Living CCRCs. (4) Based on Q3’25 YTD NOI. (1) (Private) (Private) (Private) (Private) (% of Pro Forma Company NOI) (4) (2) 85% SHOP NOI

34% 23% 21% 8% 7% 6% 1% !"#$%&' (%)*& +,-'.%*&' !,-/'*"/MN%&' O*P"4"PM5N S'.%T 5,T'.%*&' Merger - Meaningful Geographic Overlap Combination Creates Leading Pure-play Senior Housing Player with Balanced Diversification in Demographically Attractive Key Geographies ~80% of Combined Portfolio NOI in Overlapping States or Strategic Regional Clusters (1) 10 Dallas Fort- Worth Portland / Seattle Atlanta North/Central Florida Attractive Markets & Strong Underlying Demographics Source: Sonida and CHP management Based on NIC and Green Street data. (1) Represents owned portfolio (at share). (2) Pre-G&A and pre-3rd party management fees. Includes rent from triple-net leased assets. (3) Weighted average based on units (at share). 75+ Pop. Growth (Next 5 Yrs) Median Home Value ($k) Representative / Sample Markets U.S. National Average Sonida / CHP Overlapping States Sonida Only States CHP Only States Sonida CHP Southeast Midwest Texas Pacific Northwest Northeast Mountain West Combined SHOP Portfolio (3) ~$250mm 2026E Total NOI (2) 30% 27% 27% 24% 25% 22% $390k $570k $468k $546k $381k $357k

TX 23% OH 17% IN 11% WI 8% FL 6% Other 35% Sonida Senior Living Footprint 15+ Communities 5 - 14 Communities < 5 Communities Managed Owned Portfolio Mix by State Regionally-Concentrated Portfolio in Markets with Positive Demographic Trends (1) Based on Total Portfolio as of September 30, 2025. See appendix at the end of this presentation for definitions. (2) Includes four owned through joint venture investments in consolidated entities and four owned through a joint venture investment in an unconsolidated entity. (3) Based on Total Units as of September 30, 2025. See appendix at the end of this presentation for definitions. (4) Based on Total Owned Operating Portfolio as of September 30, 2025. See appendix at the end of this presentation for definitions). (5) Data based on Q3’25 average. % of Total Units(3) AL 48% IL 35% MC 17% 9,342 Units 9,342 Units Diversified and Balanced Portfolio Across High-Growth Markets and Acuity Settings97 Communities(1) (84 Owned(2) / 13 Managed) 9,342 Total Units(1)(3) Across 20 States 5,232 Employees(1) (3,466 FT / 1,766 PT) Portfolio Mix by Acuity Occupancy Distribution(4) # of Communities / (% of Total Owned Operating Portfolio) (24%) # of Communities / (% of Total Owned Operating Portfolio) (23%) (11%) (12%) (13%) (11%) (7%) (48%) (19%) (13%) (10%) (2%) (8%) Service Mix Distribution(4)(5) 11 9 of the 15 communities with occupancy <75% are from 2024 and 2025 acquisitions

12 Recent Financial Highlights Same-Store Communities(4) Figures rounded to the nearest tenth and numbers presented may vary to numbers presented in the appendix due to rounding. (1) Reflects Sonida’s respective ownership share of certain acquisitions: Stone JV acquisition (32.71% ownership share) and Palatine JV acquisition (51% ownership share). (2) Community NOI, Community NOI Margin and Adjusted EBITDA are non-GAAP financial measures (see reconciliation of non-GAAP financial measures in appendix tables at the end of this presentation). (3) Community NOI Margin unfavorably impacted due to addition of Acquisition Communities at lower occupancy levels . (4) Same-Store Community Portfolio includes operating results and data for 55 consolidated communities. See appendix at the end of this presentation for definitions. (5) Excludes The Wellington at North Bend Crossing – Vista, December 31, 2024 acquisition in Cincinnati, OH, which was not in operation at closing. Community never opened due to foreclosure on the construction borrower but was opened by Sonida in July 2025. 2024 Acquisition Communities At-Share(1) Total Portfolio At-Share(1) Q3 2025 YoY Change • RevPOR: +9.6% • Community NOI(2): +20.7% • Community NOI Margin(2): (120) bps(3) • Adjusted EBITDA(2): +29.6% YTD 2025 YoY Change • RevPOR Growth: +10.0% • Community NOI(2): +25.5% • Community NOI Margin(2): (70) bps(3) • Adjusted EBITDA(2): +34.3% • RevPOR Growth: +4.7% • Community NOI(2): +2.5% • Community NOI Margin(2): (80) bps Q3 2025 YoY Change YTD 2025 YoY Change • RevPOR: +4.9% • Community NOI(2): +8.4% • Community NOI Margin(2): +60 bps Occupancy • Q3 Weighted Average: 87.7% / +60 bps • October Weighted Average: 88.0% • October 31 Spot: 89.0% Q3 2025 QoQ Sequential Change • Weighted Average Occupancy: +370 bps • Resident Revenue: +5.0% • Community NOI: +25.2% • Community NOI Margin: +470 bps YTD 2025 vs December 2024 (annualized) Change(5) • Weighted Average Occupancy: +210 bps • RevPOR: +4.8% • Community NOI: +96.4% • Community NOI Margin: +1,190 bps

Integrated Operating Model that Benefits from Market Densification 13 Benefits of Regional Densification StrategyUnique Owner / Operator / Investor Model Operating and Investor Model Driving Higher Synergies and Returns for Shareholders ü Leverages local and regional operating structures (operations, sales & marketing, clinical) ü Enhanced market knowledge and expertise ü Operating synergies across marketing, insurance, food & recruiting ü Ability to rapidly integrate tuck-in acquisitions ü Flexibility to manage staffing needs across local and regional portfolios ü Wider leadership and development opportunities supports talent retention and growth Owner Operator Investor ü Pure-play focus on senior living ü Speed, control and flexibility to actively asset manage portfolio (i.e., acquisitions/dispositions, re-development, clustering) ü Vertical integration provides full control of operations ü Scalability and operating efficiencies from regional clusters / densification ü C-Corp structure allows for reinvestment of cash-flow towards highest return opportunities ü Operating synergies and local market intelligence leveraged to drive higher yields and shareholder returns

Evolution of Sonida 14 -Occupancy troughs at 75.0% and NOI Margin(1) troughs at (3.6)% -Conversant Capital leads $155M recapitalization -Debt modification with Fannie Mae, discounted loan purchases -$48M PIPE from largest shareholders -Occupancy, RevPOR, NOI, Margin growth on Same-Store Community portfolio -$130M overnight equity offering -$150M corporate credit facility -$296M of community acquisitions since 2024 -Announcement of CNL Healthcare Properties merger, which will create $3 billion pure-play senior housing owner- operator Goal-Driven Strategic Execution Covid Distress Recapitalization Balance Sheet Optimization Organic Growth Accelerated Inorganic Growth Pivot to Inorganic Growth Q1 2020+ Nov 2021 2022 – Q1 2024 2023+ 2024+ Nov 2025 (1) NOI Margin is a non-GAAP financial measure. See appendix at the end of this presentation for reconciliations of non-GAAP financial measures.

Multiple Levers for Sustained Long-Term Growth Flexible balance sheet and strong free cash flow profile position the Company to drive additional investment 15 Continued Same-Store Community Growth Unique Upside as Owner, Operator & Investor Value-Add Investment Strategy Continued Inorganic Growth Strat gy Pure-play senior housing company with 9,342 Total Units(1) Significant industry tailwinds driving occupancy, rent and above-average same-store NOI growth Deliver high ROI investments in existing portfolios, including repositioning, densification, and re-development projects Create larger, higher-margin campuses Enhanced balance sheet to pursue external growth 2024 acquisitions tracking ahead of underwriting with 10% yield-on-cost based on Q3 2025 annualized NOI(2) Unique Upside as Owner, Operator & Investor Ability to curate portfolio mix and regional clusters with incremental operating-level benefits of scale (1) Based on Total Units as of September 30, 2025. See appendix at the end of this presentation for definitions. (2) Based on quarter ended September 30, 2025 annualized NOI (pre-management fees), divided by acquisition cost for wholly-owned and JV assets; all figures for JV assets included at pro rata ownership.

Financial Performance & Highlights 16

Q3 2025 Financial Comparisons: Same-Store Communities(1) 17 Figures rounded to the nearest tenth and numbers presented may vary to numbers presented in the appendix due to rounding. (1) Based on Same-Store Community Portfolio which includes operating results and data for 55 consolidated communities See appendix at the end of this presentation for definitions and reconciliation of non-GAAP financial measures. (2) Same-Store RevPAR and Same-Store RevPOR are KPIs (see appendix at the end of this presentation for definitions). Same-Store Community NOI and Same-Store Community NOI Margin are non-GAAP financial measures (see reconciliation of non-GAAP financial measures in appendix tables at the end of this presentation). (3) Adjusted Operating Expenses exclude professional fees, settlement expense, non-income tax, non-property tax, casualty gains and losses, and other expenses (corporate operating expenses not allocated to the communities). See reconciliation of non-GAAP financial measures in appendix tables at the end of this presentation. Occupancy of 87.7% highest quarter post-COVID Occupancy growth: 90 bps vs Q2’25 $ in millions, except RevPAR and RevPOR Q3’25 Q3’24 Q3’25 vs Q3’24 YoY Change Q2’25 Q3’25 vs Q2’25 QoQ Sequential Change 87.7% 87.1% 60 bps 86.8% 90 bps $3,817 $3,623 5.4% $3,787 0.8% $4,353 $4,158 4.7% $4,361 (0.2)% $58.9 $55.9 5.4% $58.5 0.7% $42.8 $40.2 6.5% $41.8 2.4% $16.1 $15.7 2.5% $16.7 (3.6)% 27.3% 28.1% (80) bps 28.5% (120) bps

Q3 2025 Financial Comparisons: Acquisition Communities At-Share(1) 18 $ in millions, except RevPAR and RevPOR Q3’25 Q2’25 Sequential Change 79.1% 77.3% 180 bps $4,904 $4,793 2.3% $6,203 $6,205 0.0% $19.8 $17.3 14.5% $14.8 $13.2 12.1% $5.0 $4.1 22.0% 25.3% 23.7% 160 bps Figures rounded to the nearest tenth and numbers presented may vary to numbers presented in the appendix due to rounding. (1) At-Share reflects acquisitions at Sonida’s respective ownership share: Stone JV acquisition (32.71% ownership share) and Palatine JV acquisition (51% ownership share). Acquisition Communities include East Lake, FL (May 30), Alpharetta, GA (June 1) and Mansfield, TX (September 4) as well as The Wellington at North Bend Crossing – Vista, December 31, 2024 acquisition in Cincinnati, OH, which was not in operation at closing. Community never opened due to foreclosure on the construction borrower but was opened by Sonida in July 2025. See appendix at the end of this presentation for definition of Acquisition Communities. (2) Acquisition Communities at-share RevPAR and RevPOR are KPIs (see appendix at the end of this presentation for definitions). Acquisition at-share Community NOI and Community NOI Margin are non-GAAP financial measures. See reconciliation of non-GAAP financial measures in appendix tables at the end of this presentation. (3) Adjusted Operating Expenses exclude professional fees, settlement expense, non-income tax, non-property tax, casualty gains and losses, and other expenses (corporate operating expenses not allocated to the communities). See reconciliation of non-GAAP financial measures in appendix tables at the end of this presentation. Occupancy growth: 180 bps vs Q2’25 Resident Revenue growth: 14.5% vs Q2’25 Community NOI growth: 22.0% vs Q2’25 Q3’25 and Q2’25 include the impact from East Lake, FL (May 30) and Alpharetta, GA (June 1) acquisitions Q3’25 includes the impact from The Wellington at North Bend Crossing – Vista, (opened in July 2025) and Mansfield, TX (September 4) acquisitions

Q3 2025 Financial Comparisons: Total Portfolio At-Share(1) 19 $ in millions, except RevPAR and RevPOR Q3’25 Q3’24 YoY Change 7,033 6,113 +920 85.3% 85.2% 10 bps $4,037 $3,681 9.7% $4,732 $4,319 9.6% $85.2 $67.5 26.2% $64.2 $50.1 28.1% $21.0 $17.4 20.7% 24.6% 25.8% (120) bps Figures rounded to the nearest tenth and numbers presented may vary to numbers presented in the appendix due to rounding. (1) Total Portfolio At-Share includes the results from the Company’s Same-Store, Acquisition and Repositioning Portfolios. See appendix at the end of this presentation for definitions. (2) RevPAR and RevPOR are KPIs (see appendix at the end of this presentation for definitions). Community NOI and Community NOI Margin are non-GAAP financial measures. See reconciliation of non-GAAP financial measures in appendix tables at the end of this presentation). (3) Adjusted Operating Expenses exclude professional fees, settlement expense, non-income tax, non-property tax, casualty gains and losses, and other expenses (corporate operating expenses not allocated to the communities). See reconciliation of non-GAAP financial measures in appendix tables at the end of this presentation. YoY Community NOI growth: $3.6M or 20.7% Weighted Average Occupancy and Community NOI Margin unfavorably impacted due to addition of Acquisition Communities at lower occupancy levels (see previous slide)

83.5 75.0 77.7 81.0 81.3 81.5 82.3 82.9 83.5 83.6 83.8 84.8 85.8 85.8 86.1 87.1 86.8 86.8 86.5 87.7 88.0 84.2 76.3 79.4 82.2 82.1 82.7 83.4 84.0 84.3 84.9 84.8 86.2 86.5 87.0 87.3 88.1 87.5 87.7 87.6 89.1 89.0 Q4 '19 Q1 '21 Q2 '21 Q3 '21 Q4 '21 Q1 '22 Q2 '22 Q3 '22 Q4 '22 Q1' 23 Q2' 23 Q3' 23 Q4' 23 Q1' 24 Q2' 24 Q3' 24 Q4' 24 Q1' 25 Q2' 25 Q3' 25 Oct '25 Weighted Average Occupancy End of Period Spot Occupancy Same-Store Occupancy Growth(1) 20 Quarterly Occupancy (in %) Pandemic low point (1) Same-Store Community Portfolio (see appendix at the end of this presentation for definitions) includes operating results and data for 55 communities consolidated as of September 30, 2025. The February 2022 acquisitions of the Plainfield and Brownsburg communities are included in the Same-Store occupancy starting in March 2022. Pre-pandemic October 2025 Occupancy: Weighted Average 88.0% / End of Period Spot 89.0%

$787k $743k $600k $620k $640k $660k $680k $700k $720k $740k $760k $780k $800k $4.0M $3.5M $0.0M $0.5M $1.0M $1.5M $2.0M $2.5M $3.0M $3.5M $4.0M $4.5M $4.8M $4.5M $0.0M $0.5M $1.0M $1.5M $2.0M $2.5M $3.0M $3.5M $4.0M $4.5M $5.0M $49.6M $47.3M $0M $10M $20M $30M $40M $50M $60M Same-Store Revenue Highlights(1) (2) Includes Private Pay and Medicaid base rent only. (1) Same-Store Community Portfolio includes operating results and data for 55 communities consolidated as of September 30, 2025. See appendix at the end of this presentation for definitions. Underlying RevPOR Growth Remains Strong Through Q3’25 Despite Medicaid Headwinds RevPOR YoY Rate Changes(2) RevPOR QoQ Rent Trend(2) QoQ% ChangeRate Q3’25 Q3’24 Private Rent: +4.9% YoY Medicaid Rent: +6.7% YoY Q3’25 Q3’24 Level of Care: +14.3% YoY Q3’25 Q3’24 Other Income: +5.9% YoY Q3’25 Q3’24 $3,940 $3,917 $4,020 $4,170 $4,158 $4,170 $4,244 $4,361 $4,353 (0.6%) 2.6% 3.7% (0.3%) 0.3% 1.8% 2.8% (0.2%) $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 $5,000 09/ 202 3 12/ 202 3 03/ 202 4 06/ 202 4 09/ 202 4 12/ 202 4 03/ 202 5 06/ 202 5 09/ 202 5Q3’23 Q4’23 Q1’24 Q2’24 Q3’24 Q4’24 Q1’25 Q2’25 Q3’25 Care Level Q3'25 Q3'24 Difference % Change Independent Living 2,984$ 2,868$ 116$ 4.0% Assisted Living 4,980$ 4,786$ 194$ 4.0% Memory Care 6,556$ 6,337$ 219$ 3.4% Blended Total 4,353$ 4,158$ 195$ 4.7% 21

$14.1M $13.6M $14.9M $14.6M $15.0M $15.2M $15.0M $15.2M $15.8M 27.3% 26.3% 28.0% 26.4% 26.9% 27.1% 26.2% 26.0% 26.8% 21.5% 22.5% 23.5% 24.5% 25.5% 26.5% 27.5% 28.5% $12.5M $13.0M $13.5M $14.0M $14.5M $15.0M $15.5M $16.0M 09/ 202 3 12/ 202 3 03/ 202 4 06/ 202 4 09/ 202 4 12/ 202 4 03/ 202 5 06/ 202 5 09/ 202 5 Non-Labor Operating Expense % of Revenue Same-Store Demonstrates Continued Cost Discipline(1) 22 (1) Same-Store Community Portfolio includes operating results and data for 55 communities consolidated as of September 30, 2025. See appendix at the end of this presentation for definitions. (2) Excludes benefits. (3) Amounts calculated as a percentage of revenues exclude non-recurring state grants in all periods. Total Operating Expense Excluding Labor Costs Trend as a Percent of Revenue (3) Q3’23 Q4’23 Q1’24 Q2’24 Q3’24 Q4’24 Q1’25 Q2’25 Q3’25 $23.0M $23.0M $23.5M $23.1M $23.9M $24.1M $24.7M $25.0M $25.6M 44.7% 44.4% 44.3% 41.7% 42.7% 43.1% 43.2% 42.7% 43.4% 40.0% 40.5% 41.0% 41.5% 42.0% 42.5% 43.0% 43.5% 44.0% 44.5% 45.0% $0.0M $5.0M $10.0M $15.0M $20.0M $25.0M $30.0M 09/2023 12/2023 03/2024 06/2024 09/2024 12/2024 03/2025 06/2025 09/2025 Direct Labor Contract Labor Other Labor % of Revenue Labor Costs Trend as a Percent of Revenue (2)(3) Q3’23 Q4’23 Q1’24 Q2’24 Q3’24 Q4’24 Q1’25 Q2’25 Q3’25 Category Q3'25 Q3'24 Difference Direct Labor 34.8% 33.5% (1.3%) Contract Labor 0.2% 1.0% 0.8% Other Labor 8.4% 8.2% (0.2%) Total 43.4% 42.7% (0.7%)

Capitalization Summary as of September 30, 2025 23 Note: Dollars in ‘000s except for share price, share count, and strike price. Numbers may vary due to rounding. (1) Weighted average interest rate. For revolving loans, the rate displayed represents a weighted average of all days with outstanding borrowings. (2) Variable exposure is synthetically limited with interest rate caps. Rates reflect all-in interest rate. (3) Total aggregate commitment under the Credit Facility of up to $150 million. (4) Excludes $13.1M of indebtedness in connection with one of the Repositioning communities, which is classified as held-for-sale on the Company’s consolidated balance sheet on September 30, 2025. Currently, the Company is under LOI to sell the community on or before December 31, 2025, its amended maturity date. (5) Includes recurring payments for financed insurance premiums of $6.2M throughout 2025. (6) Represents remaining required paydowns on the December 2024 Fannie Mae loan extension amendment. Common Shares/ Market Cap (41.3%) Convertible Preferred Equity (4.1%) Net Debt (54.2%) Non - Controlling Interest (0.4%) Components of Enterprise Value Convertible Preferred Summary Amount Outstanding 51,249$ Strike Price 40.00$ Shares (as-converted) 1,281,205 Maturity Perpetual Coupon 11.0% Debt Summary Lender / (# of Communities) Maturity Rate Type Interest Rate(1) Debt Outstanding Fannie Mae - (18 communities) 2029 Fixed 4.35% 218,079$ Fannie Mae MCF Fixed - (19) 2029 Fixed 5.13% 147,969$ Fannie Mae MCF Variable 2029 Variable/Capped (2) 6.14% 49,195$ Ally - (19) 2028 Variable/Capped (2) 6.93% 122,000$ Mortgage Lender #1 - (1) 2029 Variable/Capped (2) 6.00% 9,417$ Mortgage Lender #2 - (1) 2045 Fixed 3.95% 2,485$ Mortgage Lender #3 - (1) 2031 Fixed 3.00% 18,250$ Mortgage Lender #4 - (1) 2028 Variable 4.31% 9,000$ Insurance and Other 2026 Fixed/Floating 5.60% 3,993$ Consolidated JV #1 - (4) 2026+ Variable/Some Capped (2) 7.00% 21,690$ Secured Credit Facility (14) (3) 2027 Variable 6.92% 86,050$ Total / Wtd. Average (4) - - 5.50% 688,128$ Unconsolidated JV #1 - (4) 2027 Fixed 7.30% 11,449$ Non-Controlling Interest - - 7.65% (10,627)$ Total / Wtd. Average At Share - - 5.50% 688,949$ Enterprise Value Closing Stock Price $ 27.72 Common Shares Outstanding 18,798,287 Market Capitalization 521,089$ Convertible Preferred Equity 51,249$ Consolidated Debt 688,128 Pro-rata Unconsolidated JV Debt 11,449 Less: Cash (16,961) Net Debt 682,616$ Add: Non-Controlling Interest 5,387 Enterprise Value 1,260,340$ Debt Schedule - Consolidated Communities Year Amortization Paydown(6) Maturity Total - Year 2025 (4)(5) ($1,751) ($2,000) - ($3,751) 2026 ($4,108) ($3,000) ($15,290) ($22,398) 2027 ($3,301) ($3,000) ($92,346) ($98,647) 2028 ($3,395) - ($131,000) ($134,395) 2029 ($135) - ($408,426) ($408,561) Thereafter - - ($20,376) ($20,376) Totals ($12,690) ($8,000) ($667,438) ($688,128)

Capital Allocation Strategy 24

Primed to Pursue Compelling Inorganic Growth Opportunity 25 Sonida is a Differentiated Acquiror Amidst Market Dislocation, Advantageously Combining Characteristics of Both REITs and Operators Opportune Time to Consolidate a Dislocated Market Anticipated Beginning of Multi-Year Senior Housing Recovery Favorable industry tailwinds (aging population and low supply) expected to drive positive net absorption going forward Distressed Capital Structures Overleveraged capital structures coupled with more conservative underwriting from lenders creates a significant opportunity for a well-capitalized buyer Few Institutional Operators Many operators are poorly capitalized to invest in platforms that support both scale and operational excellence Full Control of Operations ü Willing and able to turnaround distressed situations ü Access to real-time data to aid investment decisions Sonida is A Differentiated Acquiror Creative Ways to Finance Acquisitions ü Can tailor investment structures depending on deal profile across wide range of instruments Financing Capabilities ü Excellent relationships with lenders ü Strong liquidity and corporate credit facility of $150M Operating Model ü Operating model unlocks greater asset performance through economies of scale synergies Deal Networking ü Local / regional teams cultivate relationships for off-market deals Sonida has acquired 23 Communities (eight through JVs) representing 1,960 Units(1) since 2024 (1) Based on Total Units as of September 30, 2025. See appendix at the end of this presentation for definitions.

U.S. Senior Housing Trends: Continued Favorable Set-Up Data sourced from Oxford Economics, US Census and NIC MAP 750,000 800,000 850,000 900,000 950,000 1,000,000 ' 1 9 ' 2 0 ' 2 1 ' 2 2 Q 1 ' 2 3 Q 2 ' 2 3 Q 3 ' 2 3 Q 4 ' 2 3 Q 1 ' 2 4 Q 2 ' 2 4 Q 3 ' 2 4 Q 4 ' 2 4 Q 1 ' 2 5 Q 2 ' 2 5 Q 3 ' 2 5 Occupied Senior Housing Units (000s) - Primary Markets Demographic-driven Demand Acceleration + Market-driven Decelerating Supply Seniors Housing Demand Expected to Increase Further as 80+ Population Expands Limited New Supply Drives Multi-Year Occupancy Gains Senior Housing Units Under Construction – Primary & Secondary Markets 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000 55,000 60,000 65,000 70,000 75,000 % Occ % Inventory and Absorption Unit Starts Period Average Q3’15 Q3’25 26 Highest on record Occupied Senior Housing Units Continue to Climb in Q3’25 Primary Markets & Secondary Markets 75% 77% 79% 81% 83% 85% 87% 89% 91% 93% 95% -25,000 -20,000 -15,000 -10,000 -5,000 0 5,000 10,000 15,000 20,000 25,000 Absorption Inventory Growth Occupancy Q3’15 Q3’25 Absorption, Inventory Growth and Occupancy – Primary & Secondary Markets Q3’25 vs Q3’23 Occupancy +450 bps Q3’25 down 83% from peak •Rapid near-term growth: The 80+ population is expected to grow by more than 25% over the next five years •Significant long-term increase: By 2035, the 80+ population is projected to reach almost 23 million, up from 14.7 million in 2025 •The growth rate for the 80+ age group is projected to exceed that of every other age group

September 2025 Acquisition 27 • Acquired High-Quality and Newer Vintage Senior Housing Community Located in Dallas-Fort Worth Submarket for $15.5M • Brings Sonida’s DFW Total Portfolio to 9 Assets and 21 Total in Texas 62 Assisted Living Managed Owned 98 Total Units 36 Memory Care ~$159,000 Per Unit Purchase Price 2016 Construction Completed Potential Double-Digit Yield Upon Stabilization Cedar Bluff AL & MC – Mansfield, TX Property is situated in strong corridor sharing a driveway with senior- centric healthcare providers and referral sources such as a kidney dialysis center, renal care, orthopedic specialists, and GI specialists and sits immediately across the street from a 294-bed hospital. Mansfield, TX DallasFort Worth New Acquisition

2024 Acquisition Cohort: Trending Ahead of Plan(1) 28 (1) Excludes The Wellington at North Bend Crossing – Vista, December 31, 2024 acquisition in Cincinnati, OH, which was not in operation at closing. Community never opened due to foreclosure on the construction borrower but was opened by Sonida in July 2025. (2) At-share. Summit Corners Macedonia, OH The Ashton at Anderson (Stone JV) Cincinnati, OH Waterford of Round Rock (Palatine JV) Round Rock, TX Community NOI Margin(2) The Addison of St. Johns (Palm Portfolio) St. Augustine, FL • Anticipated 18-24 Month Timeline for Stabilization of Distressed and Underperforming Assets Acquired • Underwritten to 10%+ Stabilized Yield on Cost Driven Primarily by Occupancy and Margin • Improvements Implemented in People, Processes and Systems • 2024 Cohort Ahead of Underwriting at Approximately 10%+ Annualized Yield on Cost YTD 2025 Weighted Average Occupancy(2) Community NOI(2) The Addison of Sandy Springs Peachtree Corners, GA $107M $145M Joint Ventures Wholly- Owned 11 Assets 8 Assets +210 bps +96.4% YTD’25 vs December 2024 (annualized) +1,190 bps

Appendix – Supplemental Information 29

A-1 Operating Highlights A-2 Community NOI A-3 Net Operating Income Reconciliation A-4 Adjusted EBITDA Reconciliation A-5 Table of Contents Sonida Investment Portfolio - Market Fundamentals Definitions A-6 Non-GAAP Financial Measures 30 A-7

Definitions A-1 Acquisition Community Portfolio is defined by the Company as communities that are wholly or partially owned, acquired in the current or prior year and are not operational in both years. An operational community is defined as a community that has maintained its certificate of occupancy and has made at least 80% of its wholly or partially owned units available for five consecutive quarters. Available Units is defined by the Company as all units that are part of the Total Portfolio, excluding those that were out of service for the named period. Available Units is used in the calculation of RevPAR and occupancy. Repositioning Portfolio is defined by the Company as communities that are wholly or partially owned and have undergone or are undergoing strategic repositioning as a result of significant changes in the business model, care offerings, and/or capital re-investment plans, that in each case, have disrupted, or are expected to disrupt, normal course operations. These communities will be included in the Same-Store Community Portfolio once operating under normal course operating structures for the full year in each year beginning as of January 1st of the prior year. RevPAR, or average monthly revenue per Available Unit, is defined by the Company as resident revenue for the period, divided by the weighted average number of Available Units in the corresponding portfolio for the period, divided by the number of months in the period. RevPOR, or average monthly revenue per occupied unit, is defined by the Company as resident revenue for the period, divided by the weighted average number of occupied units in the corresponding portfolio for the period, divided by the number of months in the period. Same-Store Community Portfolio is defined by the Company as communities that are consolidated, wholly or partially owned, and operational for the full year in each year beginning as of January 1st of the prior year. Consolidated communities excluded from the same-store community portfolio include the Acquisition Community Portfolio, the Repositioning Portfolio, and certain communities that have experienced a casualty event that has significantly impacted their operations. Total Portfolio is defined by the Company as all communities that are wholly or partially owned and managed communities that are not owned. Total Owned Operating Portfolio is defined by the Company as all communities that are consolidated and wholly owned. Total Units is defined by the Company as all units that are part of the Total Portfolio, including those that were out of service for the named period.

Non-GAAP Financial Measures A-2 This Investor Presentation contains the financial measures (1) Net Operating Income, (2) Net Operating Income Margin, (3) Adjusted EBITDA, (4) Adjusted Operating Expenses, and (5) Same-store amounts for these metrics, each of which is not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Presentations of these non-GAAP financial measures are intended to aid investors in better understanding the factors and trends affecting the Company’s performance and liquidity. However, investors should not consider these non-GAAP financial measures as a substitute for financial measures determined in accordance with GAAP, including net income (loss), income (loss) from operations, net cash provided by (used in) operating activities, or revenue. Investors are cautioned that amounts presented in accordance with the Company’s definitions of these non-GAAP financial measures may not be comparable to similar measures disclosed by other companies because not all companies calculate non-GAAP measures in the same manner. Investors are urged to review the reconciliations of these non-GAAP financial measures from the most comparable financial measures determined in accordance with GAAP, which are included below. The Company believes that presentation of Net Operating Income and Net Operating Income Margin as performance measures is useful to investors because such measures are some of the metrics used by the Company’s management to evaluate the performance of the Company’s owned portfolio of communities, to review the Company’s comparable historic and prospective core operating performance of the Company’s owned communities, and to make day-today operating decisions. The Company also believes that the presentation of such non-GAAP financial measures and Adjusted EBITDA is useful to investors because such measures provide an assessment of operational factors that management can impact in the short-term, primarily revenues and the controllable cost structure of the organization, by eliminating items related to the Company’s financing and capital structure and other items that management does not consider as part of the Company’s underlying core operating performance and that management believes impact the comparability of performance between periods. Net Operating Income, Net Operating Income Margin, and Adjusted Operating Expenses have material limitations as performance measures, including the exclusion of general and administrative expenses that are necessary to operate the Company and oversee its communities. Furthermore, such non-GAAP financial measures and Adjusted EBITDA exclude (i) interest that is necessary to operate the Company’s business under its current financing and capital structure, and (ii) depreciation, amortization, and impairment charges that may represent the wear and tear and/or reduction in value of the Company’s communities and other assets and may be indicative of future needs for capital expenditures. The Company may also incur income/expense similar to those for which adjustments may be made and such income/expense may significantly affect the Company’s operating results. Net Operating Income and Net Operating Income Margin are non-GAAP performance measures that the Company defines as net income (loss) excluding: general and administrative expenses (inclusive of stock-based compensation expense), interest income, interest expense, other income (expense), provision for income taxes, management fees, and further adjusted to exclude income/expense associated with non-cash, non-operational, transactional, or organizational restructuring items that management does not consider as part of the Company’s underlying core operating performance and that management believes impact the comparability of performance between periods. For the periods presented herein, such other items include depreciation and amortization expense, transaction, transition and restructuring costs, impairment of assets held for sale, gain on extinguishment of debt, loss from equity method investment, casualty loss, non-recurring settlement fees, non-income tax, and non-property tax. Net Operating Income Margin is calculated by dividing Net Operating Income by resident revenue. The Company presents these non-GAAP measures on a consolidated community and same-store community basis. Adjusted EBITDA is a non-GAAP performance measure that the Company defines as net income (loss) excluding: depreciation and amortization expense, interest income, interest expense, other expense/income, provision for income taxes; and further adjusted to exclude income/expense associated with non-cash, non-operational, transactional, or organizational restructuring items that management does not consider as part of the Company’s underlying core operating performance and that management believes impact the comparability of performance between periods. For the periods presented herein, such other items include stock-based compensation expense, provision for credit losses, impairment of assets held for sale, casualty losses, and transaction, transition and restructuring costs.

Operating Highlights A-3 Note: Dollars in ‘000s except for RevPOR and RevPAR. Numbers may vary due to rounding. (1) Total Portfolio At-Share includes the results from the company's Repositioning Portfolio. Repositioning Portfolio Community NOI and Community NOI Margin are $0.0M and -1.0% for Q3’25 and $0.7M and 10.0% for Q2’25, respectively. 2024 Q1 Q2 Q3 Q4 FY 2024 Q1 Q2 Q3 FY 2025 Same-Store Resident Revenue 53,133$ 55,363$ 55,905$ 56,039$ 220,440$ 57,238$ 58,524$ 58,928$ 174,690$ Community NOI 13,239$ 16,156$ 15,679$ 15,275$ 60,349$ 16,054$ 16,714$ 16,087$ 48,855$ Community NOI Margin 24.9% 29.2% 28.0% 27.3% 27.4% 28.0% 28.6% 27.3% 28.0% Units available 5,138 5,140 5,143 5,151 5,143 5,164 5,152 5,147 5,154 Weighted average occupancy 85.7% 86.1% 87.1% 87.0% 86.5% 87.0% 86.8% 87.7% 87.2% RevPOR 4,020$ 4,170$ 4,158$ 4,170$ 4,130$ 4,244$ 4,361$ 4,353$ 4,319$ RevPAR 3,447$ 2,590$ 3,623$ 3,626$ 3,572$ 3,694$ 3,787$ 3,817$ 3,766$ Acquisitions At-Share Resident Revenue 1,168$ 4,470$ 14,682$ 20,320$ 15,980$ 17,281$ 19,774$ 53,035$ Community NOI 175$ 561$ 3,176$ 3,912$ 4,162$ 4,090$ 4,966$ 13,218$ Community NOI Margin 15.0% 12.6% 21.6% 19.3% 26.0% 23.7% 25.1% 24.9% Units available 114 421 1,091 405 1,151 1,202 1,344 1,232 Weighted average occupancy 55.8% 61.3% 76.0% 70.9% 76.7% 77.3% 79.1% 77.7% RevPOR 6,119$ 5,769$ 5,901$ 5,898$ 6,038$ 6,205$ 6,203$ 6,152$ RevPAR 3,429$ 3,540$ 4,484$ 4,176$ 4,629$ 4,793$ 4,904$ 4,782$ Total Portfolio At-Share(1) Resident Revenue 60,737$ 63,907$ 67,506$ 77,610$ 269,760$ 79,935$ 82,427$ 85,168$ 247,530$ Community NOI 14,915$ 17,857$ 17,373$ 19,203$ 69,348$ 20,452$ 21,465$ 21,008$ 62,925$ Community NOI Margin 24.6% 27.9% 25.7% 24.7% 25.7% 25.6% 26.0% 24.7% 25.4% Units available 5,692 5,808 6,113 6,794 6,100 6,869 6,898 7,033 6,933 Weighted average occupancy 85.9% 85.6% 85.2% 84.9% 85.4% 84.7% 84.6% 85.3% 84.9% RevPOR 4,140$ 4,287$ 4,319$ 4,486$ 4,316$ 4,578$ 4,709$ 4,732$ 4,674$ RevPAR 3,557$ 3,668$ 3,681$ 3,808$ 3,685$ 3,879$ 3,983$ 4,037$ 3,967$ 2025

A-4 Community NOI Note: Dollars in 000s. Numbers may vary due to rounding. (1) Includes Second Person and Level of Care fees. (2) Includes benefits, overtime, payroll taxes and related labor costs, excluding contract labor. (3) Other Operating Expenses includes casualty gains and losses, settlement expense, non-income tax, non- property tax, and other expenses. (4) At-share applies to Sonida’s ownership share in JVs. KZ JV acquisition (Sonida’s 32.71% ownership share) and Palatine JV acquisition (Sonida’s 51% ownership share). (5) Excludes managed communities. (6) Excludes 146 Owned Units that are out of service. Total Units 9,342 Owned Units, At-Share (4)(5) 7,307 Available Units, At-Share (4)(5)(6) 7,161 Portfolio Unit Build (as of September 30, 2025) 2024 Q1 Q2 Q3 Q4 FY 2024 Q1 Q2 Q3 FY 2025 Resident Revenue Independent Living(1) 16,305$ 16,961$ 17,290$ 17,181$ 67,737$ 17,308$ 17,685$ 17,582$ 52,575$ Assisted Living(1) 26,841 28,237 28,181 28,619 111,878 29,368 30,077 30,254 89,699 Memory Care(1) 9,275 9,457 9,693 9,513 37,938 9,837 10,018 10,305 30,160 Community Fees 440 466 468 460 1,834 454 444 493 1,391 Other Income 272 242 273 266 1,053 271 300 294 865 Total Same-Store Community Resident Revenue 53,133 55,363 55,905 56,039 220,440 57,238 58,524 58,928 174,690 Resident Revenue for Non Same-Store Communities 7,604 7,745 11,046 21,014 47,409 22,017 23,321 25,669 71,007 Consolidated Resident Revenue 60,737 63,108 66,951 77,053 267,849 79,255 81,845 84,597 245,697 Less: Noncontrolling Interest - - (1,584) (1,516) (3,100) (1,607) (1,752) (1,836) (5,195) Plus: Pro Rata Resident Revenue for Unconsolidated Joint Venture - 799 2,139 2,073 5,011 2,287 2,334 2,407 7,028 Total Resident Revenue, At-Share 60,737$ 63,907$ 67,506$ 77,610$ 269,760$ 79,935$ 82,427$ 85,168$ 247,530$ Adjusted Operating Expenses Total Labor And Related Expenses(2) 24,711$ 24,020$ 24,616$ 25,232$ 98,579$ 25,826$ 26,081$ 27,120$ 79,027$ Contract Labor 311 554 571 362 1,798 364 490 (88) 766 Food 2,782 2,961 2,973 2,960 11,676 2,550 2,873 3,016 8,439 Utilities 2,948 2,352 2,820 2,619 10,739 3,149 2,625 2,993 8,767 Real Estate Taxes 1,817 2,076 1,884 1,788 7,565 1,915 1,990 1,945 5,850 Advertising And Promotions 930 920 1,009 981 3,840 1,033 997 1,049 3,079 Insurance 1,188 1,179 1,107 1,128 4,602 1,132 1,087 1,150 3,369 Supplies 969 915 905 985 3,774 867 914 886 2,667 Service Contracts 1,253 1,181 1,257 1,346 5,037 1,548 1,402 1,470 4,420 All Other Operating Expenses 2,985 3,049 3,084 3,363 12,481 2,800 3,351 3,300 9,451 Total Same-Store Adjusted Operating Expense 39,894 39,207 40,226 40,764 160,091 41,184 41,810 42,841 125,835 Adjusted Operating Expenses for Non Same-Store Communities 5,928 6,285 9,636 17,241 39,090 17,930 18,799 20,992 57,721 Other Operating Expenses(3) 495 489 630 1,220 2,834 1,300 811 1,315 3,426 Total Operating Expense 46,317 45,981 50,492 59,225 202,015 60,414 61,420 65,148 186,982 Less: Other Operating Expenses(3) (495) (489) (630) (1,220) (2,834) (1,300) (811) (1,315) (3,426) Less: Noncontrolling Interest - (1,371) (1,455) (2,826) (1,414) (1,477) (1,470) (4,361) Plus: Pro Rata Operating Expenses for Unconsolidated Joint Venture 558 1,642 1,857 4,057 1,783 1,830 1,797 5,410 Total Adjusted Operating Expenses, At-Share 45,822$ 46,050$ 50,133$ 58,407$ 200,412$ 59,483$ 60,962$ 64,160$ 184,605$ Net Operating Income Same-Store Community NOI 13,239$ 16,156$ 15,679$ 15,275$ 60,349$ 16,054$ 16,714$ 16,087$ 48,855$ Same-Store Community NOI Margin 24.9% 29.2% 28.0% 27.3% 27.4% 28.0% 28.6% 27.3% 28.0% Non Same-Store Community NOI 1,676$ 1,460$ 1,410$ 3,773$ 8,319$ 4,087$ 4,522$ 4,677$ 13,286$ Non Same-Store Community NOI Margin 22.0% 18.9% 12.8% 18.0% 17.5% 18.6% 19.4% 18.2% 18.7% Total Community NOI 14,915$ 17,616$ 17,089$ 19,048$ 68,668$ 20,141$ 21,236$ 20,764$ 62,141$ Less: Noncontrolling Interest -$ (213)$ (60)$ (273)$ (193)$ (275)$ (366)$ (834)$ Plus: Pro Rata NOI for Unconsolidated Joint Venture 241$ 497$ 215$ 953$ 504$ 504$ 610$ 1,618$ Total Community NOI, At-Share 14,915$ 17,857$ 17,373$ 19,203$ 69,348$ 20,452$ 21,465$ 21,008$ 62,925$ 2025

Net Operating Income Reconciliation A-5 Note: Dollars in 000s. Numbers may vary due to rounding. (1) Transaction, transition and restructuring costs relate to legal and professional fees incurred for transactions, restructure projects or related projects. (2) Other Expenses includes casualty losses, settlement expense, non-income tax, non-property tax, and other expenses. 2024 Q1 Q2 Q3 Q4 FY 2024 Q1 Q2 Q3 FY 2025 Net income (loss) 27,019$ (9,816)$ (14,265)$ (6,218)$ (3,280)$ (13,025)$ (1,973)$ (27,348)$ (42,346)$ General and administrative expense 6,812 8,713 9,695 11,047 36,267 8,472 9,729 10,529 28,730 Transaction, transition and restructuring costs(1) 399 465 2,098 768 3,730 610 461 6,174 7,245 Depreciation and amortization expense 9,935 10,067 10,729 13,320 44,051 13,686 13,646 14,627 41,959 Impairment of assets held for sale - - - - - - - 4,733 4,733 Interest income (139) (387) (853) (302) (1,681) (242) (986) (394) (1,622) Interest expense 8,591 8,964 9,839 9,596 36,990 9,446 9,271 9,910 28,627 Gain on extinguishment of debt, net (38,148) - - (10,388) (48,536) - - - - Loss from equity method investment - 35 146 714 895 330 383 374 1,087 Other (income) expense, net 479 (253) 153 161 540 550 (9,063) 1,902 (6,611) Provision for income tax 66 59 68 46 239 75 91 88 254 Management fees (594) (720) (1,151) (916) (3,381) (1,061) (1,134) (1,146) (3,341) Other expenses(2) 495 489 630 1,220 2,834 1,300 811 1,315 3,426 Total Community NOI 14,915 17,616 17,089 19,048 68,668 20,141 21,236 20,764 62,141 Less: Non Same-Store Community NOI (1,676) (1,460) (1,410) (3,773) (8,319) (4,087) (4,522) (4,677) (13,286) Same-Store Community NOI 13,239$ 16,156$ 15,679$ 15,275$ 60,349$ 16,054$ 16,714$ 16,087$ 48,855$ 2025

Adjusted EBITDA Reconciliation A-6 Note: Dollars in 000s. Numbers may vary due to rounding. (1) Casualty losses relate to non-recurring insured claims for unexpected events. (2) Transaction, transition and restructuring costs relate to legal and professional fees incurred for transactions, restructure projects or related projects. 2024 Q1 Q2 Q3 Q4 FY 2024 Q1 Q2 Q3 FY 2025 Adjusted EBITDA Net income (loss) 27,019 (9,816) (14,265) (6,218) (3,280) (13,025) (1,973) (27,348) (42,346) Depreciation and amortization expense 9,935 10,067 10,729 13,320 44,051 13,686 13,646 14,627 41,959 Stock-based compensation expense 575 1,211 1,408 1,175 4,369 973 1,226 1,424 3,623 Provision for credit losses 398 483 629 1,086 2,596 695 745 827 2,267 Interest income (139) (387) (853) (302) (1,681) (242) (986) (394) (1,622) Interest expense 8,591 8,964 9,839 9,596 36,990 9,446 9,271 9,910 28,627 Impairment of assets held for sale - - - - - - - 4,733 4,733 Gain on extinguishment of debt, net (38,148) - - (10,388) (48,536) - - - - Other (income) expense, net 479 (253) 153 161 540 550 (9,063) 1,902 (6,611) Provision for income taxes 66 59 68 46 239 75 91 88 254 Casualty losses(1) 298 557 267 947 2,069 775 697 1,216 2,688 Transaction, transition and restructuring costs(2) 399 465 2,098 2,925 5,887 632 439 6,174 7,245 Adjusted EBITDA 9,473 11,350 10,073 12,348 43,244 13,565 14,093 13,159 40,817 Noncontrolling Interest - - (126) 34 (92) (88) (173) (205) (466) Pro Rata Adjusted EBITDA for Unconsolidated Joint Venture - 277 701 (324) 654 719 736 844 2,299 Adjusted EBITDA, At-Share 9,473 11,627 10,648 12,058 43,806 14,196 14,656 13,798 42,650 2025

Sonida Investment Portfolio - Market Fundamentals A-7 (1) Based on an average of a 5-mile radius of SSL site. (2) Adult child reflects population between the ages of 45-64. (3) Includes independent living, assisted living, and memory care units in stand-alone and continuum communities. Primary Markets (33%) Secondary Markets (32%) Tertiary Markets (35%) Market Type Classification(4) Note: Dollars in 000s. Numbers may vary due to rounding. Sonida portfolio data presented on 84 owned assets as of September 30, 2025 (including eight owned through JVs). Data provided by NIC MAP Vision. Demographics data is current as of January 1, 2025. NIC MAP Vision Seniors Housing Inventory data is current as of the Q3 2025 Market Fundamentals update. (4) 140 Metropolitan Statistical Area ("MSA") across the country are classified by NIC MAP Vision into three market classes based on the Total Population. Demographics data in this report is current as of January 1, 2025. The largest of these markets are the Primary Markets, where NIC MAP has been tracking data since Q4 2005. These are sometimes referred to as the MAP31 as there are 31 of these markets. The next largest are the Secondary Markets, where NIC MAP has been tracking data since 1Q2008. These markets are the next 68 largest markets. Finally, additional Markets are 41 markets located in close proximity to the 99 Primary and Secondary Markets and help to fill gaps between these Primary and Secondary Markets. NIC MAP has tracked data in Additional Markets since Q1 2015. State Communities Existing Under Construction % Increase Total 75+ Adult Child(2) 75+ Adult Child(2) Median HH Income Median Home Value Unemployment % Total 75+ Adult Child(2) 75+ Adult Child(2) Median HH Income Median Home Value Unemployment % All/Wtd Avg 84 964 7 +0.7% +3.6% +23.8% +2.0% 7.9% 23.7% $ 79,898 $ 331,706 4.2% +3.6% +24.1% +1.1% 7.8% 24.2% $ 74,083 $ 298,686 4.2% TX 20 1,321 13 +1.0% +5.0% +26.3% +7.6% 5.7% 22.3% $ 81,042 $ 356,672 - +5.6% +27.4% +7.0% 5.9% 23.3% $ 76,389 $ 303,073 4.7% OH 14 969 4 +0.5% +1.0% +20.4% (3.2%) 9.1% 24.7% $ 77,047 $ 265,552 4.7% +1.3% +21.8% (2.9%) 8.3% 24.4% $ 70,982 $ 236,928 4.1% IN 12 651 - - +3.8% +24.2% +2.3% 7.5% 23.3% $ 74,308 $ 250,183 4.3% +2.9% +23.7% (0.4%) 7.6% 24.0% $ 72,642 $ 248,000 3.9% WI 8 482 19 +4.0% +2.1% +20.7% (3.0%) 9.5% 24.6% $ 71,169 $ 284,057 4.5% +2.0% +23.1% (2.5%) 8.3% 24.9% $ 77,373 $ 297,826 3.0% MO 3 1,208 - - +1.6% +19.7% +1.7% 7.9% 22.1% $ 58,199 $ 257,700 3.9% +2.2% +21.6% (1.2%) 8.2% 24.0% $ 69,643 $ 253,015 3.9% SC 5 580 - - +5.5% +24.4% +1.7% 10.1% 23.4% $ 75,792 $ 347,209 4.6% +6.0% +27.5% +1.5% 8.5% 24.6% $ 67,206 $ 286,667 4.6% FL 8 778 - - +8.1% +30.5% +6.4% 7.8% 24.6% $ 94,393 $ 443,588 4.5% +6.0% +22.4% +1.7% 10.7% 25.1% $ 73,145 $ 407,470 4.3% AZ 1 296 - - +3.2% +16.5% (9.0%) 14.5% 23.6% $ 60,313 $ 402,252 5.1% +4.4% +20.8% +2.9% 8.9% 23.1% $ 79,073 $ 438,043 4.7% GA 4 1,502 - - +1.9% +25.9% +2.3% 5.5% 26.8% $ 105,295 $ 586,820 3.5% +4.1% +26.5% +2.3% 6.7% 24.8% $ 75,209 $ 344,619 4.5% KY 1 2,996 - - +0.6% +16.5% (1.1%) 10.1% 23.7% $ 92,188 $ 380,576 3.9% +2.0% +23.7% (2.5%) 7.8% 24.7% $ 63,462 $ 226,645 4.6% MA 1 1,109 - - (0.1%) +20.9% (2.4%) 7.4% 23.1% $ 56,555 $ 277,481 5.4% +1.0% +20.1% (1.8%) 8.3% 25.2% $ 101,282 $ 609,375 4.5% MI 1 689 - - (0.8%) +20.0% (6.2%) 8.6% 24.1% $ 69,510 $ 187,500 4.2% +0.8% +21.4% (4.5%) 8.4% 24.8% $ 70,685 $ 251,667 5.1% MN 1 1,311 86 +6.6% +4.1% +30.0% +3.5% 6.0% 27.1% $ 135,084 $ 445,139 2.5% +2.1% +21.0% +0.1% 7.9% 24.0% $ 88,298 $ 354,087 3.5% MS 1 1,267 - - (1.7%) +19.4% (2.9%) 8.0% 23.6% $ 63,068 $ 284,574 5.6% +0.4% +20.8% (3.6%) 7.8% 24.0% $ 56,818 $ 181,019 5.4% NC 1 474 - - +4.5% +15.1% (7.0%) 19.1% 24.8% $ 67,848 $ 337,000 4.1% +4.8% +25.4% +1.6% 7.8% 24.9% $ 70,375 $ 314,894 4.2% NE 1 1,090 - - +7.7% +28.8% +10.9% 6.2% 25.1% $ 132,738 $ 454,276 4.6% +2.7% +21.4% +1.2% 7.7% 22.6% $ 75,187 $ 264,912 2.5% NY 1 231 - - +1.5% +17.1% (2.4%) 8.1% 15.1% $ 66,484 $ 217,763 4.7% (0.4%) +16.9% (3.5%) 8.5% 25.0% $ 83,929 $ 457,143 5.6% VA 1 1,071 - - +0.5% +18.4% +0.5% 7.5% 22.6% $ 77,224 $ 345,833 3.9% +2.7% +21.9% +0.5% 7.7% 24.8% $ 90,692 $ 424,194 3.9% DemographicsThe Company Unit Inventory(3) Statistics - 5 mile radius Statistics - State 5 mile radius of the Company site(s)(1) Population Growth % of Population Demographics Population Growth % of Population